Exhibit 99.1

Baozun Announces Shareholder Resolutions Adopted at 2021 Annual General Meeting of Shareholders

SHANGHAI, CHINA – May 7, 2021 – Baozun Inc. (NASDAQ: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, announced today that the following shareholder resolutions were adopted and passed at its annual general meeting of shareholders held on May 7, 2021 in Shanghai, China:

1.     BY WAY OF A SPECIAL RESOLUTION, that the Fourth Amended and Restated Memorandum and Articles of Association currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Fifth Amended and Restated Memorandum and Articles of Association of the Company in the form attached as Annex A to the proxy statement, and reflecting the updates as detailed in the proxy statement;

2.     BY WAY OF AN ORDINARY RESOLUTION, that the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements filed with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited, respectively, for the year ended December 31, 2020 and the authorization for the directors of the Company to determine the remuneration of the Company’s independent registered public accounting firms be authorized, approved and ratified;

3.     BY WAY OF AN ORDINARY RESOLUTION, that the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu as the Company's independent registered public accounting firm to audit the Company's consolidated financial statements to be filed with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited, respectively, for the year ending December 31, 2021 and the authorization for the directors of the Company to determine the remuneration of the Company’s independent registered public accounting firms be authorized, approved and ratified;

4.     BY WAY OF AN ORDINARY RESOLUTION, that Ms. Jessica Xiuyun Liu be re-elected as a director of the Company; and

5.     BY WAY OF AN ORDINARY RESOLUTION, that subject to the approval of resolutions 1 – 4 above, each director or officer of the Company be authorized to take any and every action that might be necessary, appropriate or desirable to effect resolutions 1 – 4 as such director or officer, in his or her absolute discretion, thinks fit.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +852-6686-1376

E-mail: rvanguestaine@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com